Exhibit 8.1

Subsidiaries

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Liminal R&D BioSciences Inc.	Canada
Prometic Plasma Resources Inc.	Canada
Prometic Plasma Resources (USA) Inc.	Delaware
Prometic Bioproduction Inc.	Canada
NantPro Biosciences, LLC	Delaware
Telesta Therapeutics Inc.	Canada
Prometic Biotherapeutics Inc.	Delaware
Prometic Biotherapeutics Ltd	United Kingdom
Pathogen Removal and Diagnostic Technologies Inc.	Delaware
Liminal BioSciences Holdings Limited	United Kingdom
Liminal BioSciences Limited	United Kingdom
Fairhaven Pharmaceuticals Inc.	Canada